Exhibit 99.4

Report of Management on Compliance

We, as members of management of Capital One Auto Finance, Inc. (“COAF”), a wholly owned subsidiary of Capital One Financial Corporation, are responsible for complying with the requirements of Sections 2.4(a), 2.4(b), 2.4(c), 3.7, 3.8, 3.9(a), 3.11, 4.2, 4.3(a), 4.5, 4.6, and 9.2(e) of the Sale and Servicing Agreement dated as of July 27, 2004 regarding the Capital One Prime Auto Receivables Trust, 2004-2 Class A Notes (the “Agreement”), which was filed with the Securities and Exchange Commission on Form 8-K on August 9, 2004. We are also responsible for establishing and maintaining effective internal control over compliance with the requirements referred to in the preceding sentence.

An evaluation of COAF’s compliance with the requirements of Sections 2.4(a), 2.4(b), 2.4(c), 3.7, 3.8, 3.9(a), 3.11, 4.2, 4.3(a), 4.5, 4.6, and 9.2(e) of the Agreement as of December 31, 2004 and for the year then ended has been performed under our supervision.  Based on this evaluation, we assert that for the year ended December 31, 2004, COAF complied with the requirements of the sections in the Agreement.

Capital One Auto Finance, Inc.		Capital One Auto Finance, Inc.

By:	/s/ David R. Lawson	By:	/s/ W. Randolph Ellspermann
Name:	David R. Lawson	Name:	W. Randolph Ellspermann
Title:	President Chief Executive Officer	Title:	Vice President Chief Financial Officer

March 10, 2005